SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT 2022 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as st of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact the IR department. Tel: +82-2-3495-3254, 3262, 3557, 3558, 3595, 3564, 5344 Fax: +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 # 2022 Highlights

Financials

(Unit: KRW)

Record high consolidated rev. since listing, OP exceeds 1.6tr(consolidated)/1.0tr(separate) for 2 consecutive years

(Unit: KRW)

Consolidated	Revenue	25,650.0bn (YoY +3.0%)	KT Separate	Revenue	18,289.3bn (YoY -0.5%)
	Operating Profit	1,690.1bn (YoY +1.1%)		Operating Profit	1,168.1bn (YoY +9.4%)

Operations

Expansion of group-level growth centering on the DIGICO portfolio with a high growth rate

DIGICO

Accelerating B2B DX orders growth

- FY'22 B2B orders : 3.3tr, YoY +13.2%

Cloud/IDC double-digit growth continues

- Including kt cloud revenue : YoY +15.0%

TELCO

Stable growth with premium subs adds

- 5G subs reached to 8.45m, 62% of total subs
- Broadband subs 9.73m, GiGA subs 67%

Partner-ship

Strategic partnerships w/ leading companies

- Mobility: Hyundai Motor Group(Connectivity, IDC/Cloud)
- Finance: Shinhan Financial Group(AICC, smart branch)
- AI: Rebellions/Moreh(AI semiconductor, AI 'MI:DEUM')
- Media/Contents: CJ ENM(contents creator, investor of Studio Genie)

Group Growth

Notable performance from subsidiaries

- Studio Genie: FY22 rev. KRW 110bn +, OP KRW 9.6bn
- Kbank: Continued profit/deposit/loan/client growth
- kt Cloud: No.1 in FY22 public sector orders intake

4

2 DIGICO Transformation DIGICO B2B continues to expand, accounting for 41% of service revenue in FY22 (38% in ‘19) Service Revenue +7.3% cum. 2022 (Unit: KRW, KT Separate, service revenue) 16.03tr TELCO B2C DIGICO B2C 14.94tr FY2019 +3.1% +19.5% 9.46 9.18 2.23 1.86 tr tr tr tr B2B 2019 2022 2019 2022 DIGICO TELCO B2B 41% DIGICO B2B +5.4% +17.6% DIGICO 1.96 2.07 1.93 2.27 tr Transformation tr tr tr 2019 2022 2019 2022 ※Cloud/IDC rev.(including kt cloud) reflected in total service rev. and DIGICO B2B 5

1 2022 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 6

K-IFRS / Consolidated 1 Income Statement • Revenue up +3.0% YoY mainly through DIGICO·B2B growth and enhanced subsidiaries portfolio including Finance/Real Estate/Media • Operating income up +1.1% YoY through efficient cost execution and revenue growth despite inflation (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY Operating Revenue 6,623.6 6,477.2 6,583.0 1.6% -0.6% 24,898.0 25,650.0 3.0% Service Revenue 5,758.1 5,744.8 5,705.0 -0.7% -0.9% 21,727.5 22,685.8 4.4% Handset Revenue 865.5 732.4 878.0 19.9% 1.4% 3,170.5 2,964.3 -6.5% Operating Expense 6,254.1 6,024.3 6,431.5 6.8% 2.8% 23,226.2 23,959,9 3.2% 369.4 452.9 151.4 -66.6% -59.0% 1,671.8 1,690.1 1.1% Operating Income 5.6% 7.0% 2.3% -4.7%p -3.3%p 6.7% 6.6% -0.1%p Margin 6.4% 7.9% 2.7% -5.2%p -3.8%p 7.7% 7.4% -0.3%p Margin* Non-op. Income/Loss 137.9 -13.9 121.8 Turn black -11.7% 306.6 204.0 -33.5% Income before taxes 507.2 439.0 273.2 -37.8% -46.1% 1,978.4 1,894.1 -4.3% Net Income 424.4 326.2 242.6 -25.6% -42.8% 1,459.4 1,387.7 -4.9% Margin 6.4% 5.0% 3.7% -1.3%p -2.7%p 5.9% 5.4% -0.5%p EBITDA 1,283.5 1,359.7 1,080.8 -20.5% -15.8% 5,279.5 5,346.0 1.3% 19.4% 21.0% 16.4% -4.6%p -3.0%p 21.2% 20.8% -0.4%p Margin ※ OP Margin* = Operating Income/Service Revenue 7

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY 6,254.1 6,024.3 6,431.5 6.8% 2.8% 23,226.2 23,959.9 3.2% Operating Expenses Labor Cost 1,076.1 1,075.3 1,259.3 17.1% 17.0% 4,215.8 4,495.9 6.6% 2,601.2 2,586.0 2,771.2 7.2% 6.5% 9,750.6 10,388.5 6.5% General Expense - Depreciation 914.1 906.8 929.4 2.5% 1.7% 3,607.6 3,655.9 1.3% 987.0 887.6 885.9 -0.2% -10.3% 3,375.3 3,436.0 1.8% Cost of Service Provided Selling Expense 620.9 648.4 641.7 -1.0% 3.3% 2,425.7 2,469.3 1.8% 968.8 827.0 873.5 5.6% -9.8% 3,458.7 3,170.4 -8.3% Cost of Handset sold § Selling Expense (KT Separate) (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY Selling Expense 673.9 650.3 653.6 0.5% -3.0% 2,568.8 2,574.5 0.2% 8

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY Assets 37,159.3 40,651.5 40,980.7 0.8% 10.3% Cash & Cash equivalents 3,019.6 3,095.1 2,449.1 -20.9% -18.9% Liabilities 20,592.1 22,745.9 22,566.0 -0.8% 9.6% Borrowings 8,437.7 10,366.6 10,006.7 -3.5% 18.6% 16,567.2 17,905.6 18,414.7 2.8% 11.2% Equity 1,564.5 1,564.5 1,564.5 0.0% 0.0% Capital Stock 5,418.1 7,271.5 7,557.6 3.9% 39.5% Net Debt 124.3% 127.0% 122.5% -4.5%p -1.8%p Debt / Equity Net Debt / Equity 32.7% 40.6% 41.0% 0.4%p 8.3%p 131.1% 127.0% 124.3% 124.8% 122.6% 122.5% 118.7% 117.9% Deb 부채비율 t/Equity Net 순부채비율 Debt/Equity 42.9% 40.6% 41.0% 37.4% 32.4% 33.0% 32.7% 29.7% 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 9

K-IFRS / Separate and major subsidiaries 4 CAPEX • 2022 CAPEX execution : KRW 2,720.6 bn(KT separate), KRW 781.7bn(major subsidiaries) (Unit: KRW bn) 3,502 3,452 3,127 692 782 462 ■ Major subsidiaries CAPEX Finance, Media·Content, Cloud/IDC, Real Estate and etc. 2,760 2,721 2,666 ■ KT separate CAPEX Access network, Backbone Network, 2020 2021 2022 B2B and etc. ※ Cloud/IDC related investment in 2020 and 2021 are retroactively reflected in subsidiaries’ CAPEX 10

1 2022 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 11

K-IFRS / Separate 1 KT – Telco B2C • Telco B2C revenue up +1.3% YoY with mobile/broadband quality subs growth • 5G subs reached 62% of total handset subs, and GiGA subs continued growth to reach 67% (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY Telco B2C 2,335.8 2,356.7 2,382.3 1.1% 2.0% 9,339.5 9,464.4 1.3% Wireless 1,533.1 1,547.0 1,548.3 0.1% 1.0% 6,092.4 6,183.2 1.5% Broadband 574.8 600.3 605.3 0.8% 5.3% 2,317.7 2,393.0 3.3% Telephony 227.9 209.4 228.7 9.2% 0.3% 929.4 888.1 -4.4% (Unit: Thousands) (Unit: Thousands) Wireless Subscribers Broadband Subscribers (GiGA portion 9,609 9,679 9,727 24,062 23,827 9,531 9,455 23,409 23,060 22,799 7,945 7,467 8,449 6,373 6,941 66.9% 66.6% 66.1% 65.8% 65.5% 5,297 5,973 6,486 7,790 7,111 3,754 3,652 3,481 3,392 3,304 6,562 5,974 6,257 5,616 5,332 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 nd 12 MVNO 2 2dnd dev evice ic /Ie & I oT oT H Ha an nd dset( set(ex 5cG . 5 외 G)) Handset(5G)

K-IFRS / Separate 2 KT – DIGICO B2C • DIGICO B2C revenue up +3.9% YoY based on balanced growth of media and mobile platform biz • IPTV revenue up +6.5% YoY with consistent IPTV subs adds and platforms revenue growth (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY DIGICO B2C 537.4 558.5 565.5 1.3% 5.2% 2,144.4 2,227.7 3.9% Media 485.9 504.5 509.8 1.1% 4.9% 1,938.7 2,011.0 3.7% Mobile Platform 51.5 54.1 55.7 3.1% 8.1% 205.8 216.7 5.3% (Unit: Thousands) IPTV DIGICO B2C 9,432 9,399 9,329 9,236 IPTV 9,143 Media ***Seezn OTT Media and etc. *Finance Platform Mobile **Contents Market Platform IoT * Finance Platform : Mobile payment, Authentification, Fintech and etc. 4Q21 1Q22 2Q22 3Q22 4Q22 ** Contents Market : App market payment, One-store, ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law Contents distribution and etc. - Number of KT pay TV subscriber is 8,586,837 in 2H 2022 (6 month average) 13 *** Seezn OTT : Acquired by Studio Genie in 3Q21

K-IFRS / Separate 3 KT – TELCO B2B • Corporate broadband/data revenue up +7.7% YoY based on increased data traffic • Corporate telephony revenue up +7.7% YoY with growth of MVNO market (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY Telco B2B 500.8 546.4 538.6 -1.4% 7.5% 1,981.2 2,134.6 7.7% Corp. BB/data 329.9 369.6 364.7 -1.3% 10.6% 1,329.2 1,432.1 7.7% Corp. telephony 171.0 176.8 173.9 -1.6% 1.7% 652.0 702.5 7.7% MVNO Subscribers TELCO B2B (Unit: Thousands) 6,562 6,257 5,974 Leased Line, KORNET, VPN 5,616 5,332 Corp. Global Data, Wholesale Broadband/Data Internet Exchange MVNO Corp. Corporate Telephony Telephony Corporate Intelligent Network 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 14

K-IFRS / Separate 4 KT – DIGICO B2B • Despite the separation of kt cloud, DIGICO B2B rev. continues to exceed KRW 2tr through growth of AICC, Enterprise DX • Including kt cloud revenue, DIGICO B2B revenue up +11.4% YoY to KRW 2,272bn (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY 518.6 482.9 436.9 -9.5% -15.8% 2,038.9 1,940.4 -4.8% DIGICO B2B 261.2 294.6 277.4 -5.8% 6.2% 1,067.3 1,138.9 6.7% Enterprise DX 117.2 23.5 21.3 -9.6% -81.9% 455.9 192.7 -57.8% Cloud/IDC 94.2 117.8 89.2 -24.3% -5.4% 347.1 422.9 21.9% AI/New Biz Real Estate 45.9 46.9 49.0 4.5% 6.6% 168.7 185.9 10.2% ※ Cloud/IDC revenue including kt cloud 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY Cloud/IDC 117.2 133.1 145.1 9.0% 23.8% 455.9 523.6 14.8% DIGICO B2B Enterprise Messaging AICC, AI Robot Managed, Enterprise IoT Smart Mobility Enterprise DX Global ICT AI/ New Biz Smart Space solution ICT and etc. Blockchain, Energy, Video Security Cloud New Biz and etc. Cloud/IDC IDC Real Estate 15

K-IFRS / consolidated(each subsidiary) 5 Major Subsidiaries • BC card revenue up +8.8% YoY with increased credit card transaction and finance biz expansion • Contents subsidiaries revenue up +25.4% YoY with full-fledged operation of Contents biz and growth of digital ads, T-commerce and others Major Subsidiaries consolidated(each subsidiary) (Unit: KRW bn) 4Q21 3Q22 4Q22 QoQ YoY 2021 2022 YoY 945.2 984.2 1,018.2 3.5% 7.7% 3,579.6 3,895.8 8.8% BC card 242.8 268.1 271.1 1.1% 11.6% 763.2 1,034.2 35.5% Skylife Contents 276.2 301.2 308.8 2.5% 11.8% 929.3 1,165.8 25.4% Subsidiaries KT Estate 336.0 109.2 130.9 19.9% -61.0% 576.7 488.3 -15.3% 144.1 158.3 9.9% N/A - 432.1 N/A kt cloud - ※ Contents Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, KT Seezn and others incl.) OP Contribution from subsidiaries (Unit: KRW bn) 603.6 521.9 306.0 2020년 2021년 2022년 FY2020 FY2021 FY2022 ※ Including the following one-off real estate sales profits: KRW 261.7bn (AMC) in 2021 and KRW74.6bn (Mapo Solution Center) in 2022 16

1 2022 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 17

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q 21	1Q 22	2Q 22	3Q 22	4Q22	2022
Operating revenue	6,623.6	6,277.7	6,312.2	6,477.2	6,583.0	25,650.0
Service revenue	5,758.1	5,565.5	5,670.5	5,744.8	5,705.0	22,685.8
Handset revenue	865.5	712.2	641.7	732.4	878.0	2,964.3
Operating expense	6,254.1	5,651.1	5,853.0	6,024.3	6,431.5	23,959.9
Service expense	5,285.3	4,884.2	5,150.1	5,197.3	5,558.1	20,789.6
Labor cost	1,076.1	1,040.4	1,120.9	1,075.3	1,259.3	4,495.9
General expense	2,601.2	2,471.0	2,560.2	2,586.0	2,771.2	10,388.5
Cost of svc provided	987.0	799.6	863.0	887.6	885.9	3,436.0
Selling expense	620.9	573.2	606.0	648.4	641.7	2,469.3
Cost of device sold	968.8	766.9	703.0	827.0	873.5	3,170.4
Operating income	369.4	626.6	459.2	452.9	151.4	1,690.1
N-OP income (loss)	137.9	15.6	80.5	-13.9	121.8	204.0
N-OP income	335.8	223.2	445.1	515.8	101.6	1,285.8
N-OP expense	216.1	204.0	385.7	520.8	-46.1	1,064.5
Equity Method (G/L)	18.2	-3.6	21.0	-8.9	-25.9	-17.3
Income bf tax	507.2	642.2	539.7	439.0	273.2	1,894.1
Income tax	82.9	186.8	176.3	112.8	30.5	506.4
Net income	424.4	455.4	363.4	326.2	242.7	1,387.7
NI contribution to KT	404.6	409.8	313.1	297.6	242.0	1,262.5
EBITDA	1,283.5	1,518.3	1,387.2	1,359.7	1,080.8	5,346.0
EBITDA Margin	19.4%	24.2%	22.0%	21.0%	16.4%	20.8%

KT Separate	4Q 21	1Q 22	2Q 22	3Q 22	4Q 22	2022
Operating revenue	4,669.5	4,608.4	4,517.8	4,590.2	4,572.8	18,289.3
Service revenue	3,892.7	3,962.1	3,937.3	3,944.4	3,923.3	15,767.2
Handset revenue	776.8	646.2	580.5	645.8	649.5	2,522.1
Operating expense	4,577.5	4,178.5	4,214.3	4,266.6	4,461.7	17,121.2
Service expense	3,743.2	3,516.0	3,655.4	3,607.9	3,783.7	14,563.0
Labor cost	542.7	549.3	605.8	535.8	689.7	**2,380.7**
General expense	1,863.6	1,692.8	1,719.4	1,743.6	1,824.0	**6,979.8**
Cost of svc provided	649.2	646.4	660.2	666.7	605.1	**2,578.4**
Selling expense	687.7	627.4	670.0	661.8	664.9	**2,624.2**
Cost of device sold	834.3	662.5	558.9	658.7	678.0	2,558.2
Operating income	92.0	429.9	303.5	323.6	111.1	1,168.1
N-OP income (loss)	66.4	99.2	23.0	1.5	-21.1	102.7
N-OP income	268.1	268.7	359.1	468.3	-110.8	985.4
N-OP expense	201.7	169.6	336.0	466.8	-89.7	882.7
Income bf tax	158.3	529.1	326.5	325.1	90.1	1,270.8
Income tax	27.8	138.1	302.1	84.9	-18.0	507.0
Net income	130.6	391.0	24.4	240.3	108.1	763.8
EBITDA	891.8	1,217.1	1,070.9	1,096.5	889.4	4,273.9
EBITDA Margin	19.1%	26.4%	23.7%	23.9%	19.5%	23.4%

18

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	4Q 21	1Q 22	2Q 22	3Q 22	4Q 22
Assets	**37,159.3**	**37,301.1**	**39,066.3**	**40,651.5**	**40,980.7**
Current assets	**11,858.4**	**12,189.9**	**12,563.7**	**13,042.2**	**12,681.6**
Cash & cash equi.	3,019.6	2,682.2	2,821.7	3,095.1	2,449.1
Trade & other rec	3,869.8	4,074.7	3,857.6	4,095.0	3,951.8
Inventories	514.1	592.9	513.3	675.7	709.2
Other current asset	4,454.8	4840.0	5,371.2	5,176.5	5,571.5
- Prepaid_Contract cost	1,305.0	1,304.2	1,316.8	1,313.5	1,307.2
- Contract assets	510.6	522.9	551.9	565.8	565.8
Non-current assets	**25,301.0**	**25,111.3**	**26,502.5**	**27,609.3**	**28,299.1**
Trade & other rec	809.4	671.6	670.3	578.0	609.4
Tangible assets	14,464.9	14,272.6	14,540.4	14,466.0	14,772.2
Other current assets	10,026.7	10,167.0	11,291.8	12,565.2	12,917.5
- Prepaid_Contract cost	496.3	486.8	514.8	515.8	510.4
- Contract assets	234.5	225.5	242.8	249.3	236.4
Liabilities	**20,592.1**	**20,707.3**	**22,161.7**	**22,745.9**	**22,566.0**
Current liabilities	**10,072.4**	**9,883.5**	**11,070.8**	**10,583.6**	**10,699.3**
Trade & other payables	6,641.4	6,548.3	6,545.1	6,795.4	7,371.0
Short-term borrowings	1,731.4	1,583.7	2,773.7	2,052.0	1,827.0
Others	1,699.6	1,751.6	1,752.1	1,736.3	1,501.2
- Contract liabilities	274.6	276.1	274.8	251.6	242.4
Non-current liabilities	**10,519.7**	**10,823.7**	**11,090.9**	**12,162.3**	**11,866.7**
Trade & other payables	1,338.8	1,061.8	1,070.6	1,087.9	1,064.1
Long-term borrowings	6,706.3	7,311.3	7,300.9	8,314.6	8,179.6
Others	2,474.7	2,450.7	2,719.4	2,759.8	2,622.9
- Contract liabilities	49.1	44.7	35.0	34.1	41.7
Equity	**16,567.2**	**16,593.8**	**16,904.6**	**17,905.6**	**18,414.7**
Retained earnings	13,287.4	13,234.9	13,551.0	13,857.3	14,257.3

KT Separate	4Q 21	1Q 22	2Q 22	3Q 22	4Q 22
Assets	**29,362.4**	**29,305.6**	**30,169.5**	**31,055.2**	**30,417.8**
Current assets	**7,167.0**	**7,443.7**	**7,352.7**	**7,612.4**	**6,603.5**
Cash & cash equi.	1,708.7	1,496.0	1,592.4	1,645.1	966.3
Trade & other rec	3,092.4	3,326.0	3,135.9	3,294.1	3,055.6
Inventories	289.3	333.6	238.7	300.4	349.9
Other current asset	2,076.6	2,288.0	2,385.7	2,372.9	2,231.7
- Prepaid_Contract cost	1,381.5	1,383.2	1,394.1	1,391.1	1,386.3
- Contract assets	450.3	459.1	484.6	499.5	493.4
Non-current assets	**22,195.3**	**21,861.9**	**22,816.8**	**23,442.8**	**23,814.3**
Trade & other rec	750.8	608.6	595.2	485.8	527.0
Tangible assets	12,021.1	11,806.6	11,405.0	11,209.0	11,540.2
Other current assets	9,423.4	9,446.7	10,816.5	11,748.0	11,747.1
- Prepaid_Contract cost	486.2	476.3	499.1	500.7	496.8
- Contract assets	169.4	164.3	184.3	194.2	186.0
Liabilities	**15,497.5**	**15,509.5**	**16,405.9**	**16,401.5**	**15,559.7**
Current liabilities	**6,968.7**	**6,910.1**	**7,580.4**	**6,848.2**	**6,321.4**
Trade & other payables	4,792.1	4,631.1	4,603.9	4,628.6	4,672.6
Short-term borrowings	1,338.2	1,267.7	1,990.4	1,358.0	984.7
Others	838.4	1,011.3	986.2	861.6	664.1
- Contract liabilities	286.4	283.4	266.2	249.7	241.0
Non-current liabilities	**8,528.8**	**8,599.4**	**8,825.5**	**9,553.4**	**9,238.2**
Trade & other payables	1,958.0	1,644.4	1,651.9	1,644.0	1,620.6
Long-term borrowings	5,611.4	6,007.6	6,048.3	6,850.7	6,510.8
Others	959.4	947.4	1,125.2	1,058.7	1,106.8
- Contract liabilities	47.9	43.7	34.2	33.1	40.4
Equity	**13,864.9**	**13,796.1**	**13,763.6**	**14,653.7**	**14,858.1**
Retained earnings	11,931.5	11,859.8	11,882.2	12,121.9	12,347.4

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K-IFRS / Separate 3 Subscribers Wireless 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 QoQ YoY 1) Subscribers (Unit: Thousands) Total 22,799 23,060 23,409 23,827 24,062 1.0% 5.5% Net additions 64 261 349 418 235 -43.7% 270.5% Gross additions 1,064 1,039 1,010 984 990 0.7% -6.9% 2) Deactivation 1,000 778 661 566 755 33.4% -24.5% 1.1% 0.3%p -0.4%p Churn rate 1.5% 1.1% 0.9% 0.8% LTE 14,662 14,454 14,357 14,392 14,261 -0.9% -2.7% 5G 6.5% 33.0% 6,378 6,949 7,479 7,962 8,483 LTE+5G Penetration rate 92.3% 92.8% 93.3% 93.8% 94.5% 0.7%p 2.2%p 3) ARPU (KRW) 31,825 32,308 32,446 32,917 33,542 1.9% 5.4% Note 1) Subscribers: MSIT’s new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included) Note 2) Deactivation: Mandatory deactivation included Note 3) ARPU = Wireless revenue* / Wireless subscribers** * Wireless revenue(3G, LTE, 5G included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included ** Wireless subscribers: Based on MSIT’s guidelines for average billed subscribers in quarter (IoT/M2M excluded) Fixed Line/IPTV 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 QoQ YoY Subscribers (Unit: Thousands) Telephony 13,096 12,969 12,842 12,709 12,581 -1.0% -3.9% PSTN 9,905 9,768 9,634 9,500 9,376 -1.3% -5.3% VoIP 3,191 3,201 3,208 3,209 3,206 -0.1% 0.5% Broadband 9,455 9,531 9,609 9,679 9,727 0.5% 2.9% IPTV (OTV+OTS) 9,143 9,236 9,329 9,399 9,432 0.3% 3.2% ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 8,586,837 in 1H 2022 (6 month average) according to the Ministry of Science and Technology 20